

December 20, 2024

Chan Siu Hung
Chief Executive Officer
Scientist Home Future Health Limited
3/F, Mow Hing Industrial Building, 205 Wai Yip Street
Kwun Tong, Kowloon, Hong Kong

> **Re: Scientist Home Future Health Limited**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 25, 2024**
> **File No. 333-283430**

Dear Chan Siu Hung:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed November 25, 2024

Prospectus Summary, page 1

1.   We refer to your disclosure that you sell health supplements and topical creams to address "health challenges" and "long-term wellness" for a diverse customer base. Please revise this section to expand your description of your business. By way of example only, please provide greater detail relating to the types of health supplements and topical creams that you sell, the types of health challenges and concerns that your products aim to address, and your customer base in Hong Kong. We refer to your disclosure on page 15.

2.   We note that your organizational structure includes two subsidiaries, Scientist Home Future Health Holding Limited, a company domesticated in the Marshall Islands, and Scientist Home Future Health Limited, a company domesticated in Hong Kong. Please revise to disclose when each of your subsidiaries were incorporated and its business purpose. We also refer to your disclosure on pages 15 and 22 that you source

your products from a related party, Scientist Home Limited, which is a Hong Kong company that was founded by your Chief Executive Officer in 2008. Please expand your disclosure to provide more detail relating to your relationship with Scientist Home Limited.

3.   We note that the name of your wholly owned subsidiary that is domesticated in Hong Kong is also Scientist Home Future Health Limited. Please revise to clearly disclose how you will refer to your subsidiary when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiary or entity is conducting the business operations. We refer to your disclosure on page F-7.

Risks Relating to Our Company and Our Industry
US GAAP Expertise, page 4

4.   Based on your disclosures on page 22, it is not clear that your CEO has US GAAP experience. Please tell us the background and experience of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations, including education, professional designations such as Certified Public Accountant (U.S.) and professional experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP. If your CEO does not have sufficient knowledge of US GAAP and SEC rules and regulations, please provide a risk factor that appropriately addresses the potential implications of this limited knowledge.

Risk Factors
U.S. investors may have difficulty enforcing judgments against our Company and Officers., page 6

5.   We note your statement on page 6 that all of your directors and officers are nationals or residents of jurisdictions other than the United States. Please revise here and elsewhere as appropriate to state the residency of your officers and directors.

The JOBS ACT will allow the Company..., page 7

6.   You disclose that the Company has elected not to opt out of the extension of time to comply with new or revised financial accounting standards available under Section 102(b)(1) of the JOBS Act. You erroneously state that "Among other things, this means that the Company's independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of the Company's internal control over financial reporting..." Please revise to clarify that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Our securities lack a pre-existing market, and the emergence of an active trading market is uncertain, potentially causing our common..., page 8

7.   We note your plan to seek quotation on the OTC Pink Markets. We also note your risk factor that "[t]he development of an active trading market for our common stock, if it

occurs, and its liquidity are unpredictable." Please revise your risk factor disclosure acknowledging that you may not be eligible for such quotation and describe the impact on the liquidity of your shares and the potential impact on investors in the absence of a trading market.

Results of Operations from July 3, 2024 (Inception) to September 30, 2024, page 13

8.   Please provide a discussion for your cost of revenues. Address any specific terms of the exclusive distributor agreement with Scientist Home Limited that impact your cost of revenues.

Emerging Trends in Precision Nutrition, page 14

9.   We refer to your disclosure that precision nutrition seeks to optimize health through "molecular profiling" at the individual level due to the interactions between "genetic backgrounds, physiology, microbiomes, underlying health conditions, behaviors, social influences, and environmental exposures…" Please expand your disclosure to discuss whether the precision nutrition approach requires the expertise of medical professionals or certain devices or technologies to provide such "targeted nutritional recommendations." We also note your disclosure on page 15 that you intend to offer "personalized customer experiences" and "tailored product recommendations based on individual health conditions." Please discuss, where appropriate, whether you plan to utilize medical practitioners to provide tailored product recommendations to your customers. Please also balance your disclosure to clarify that Mr. Chan, your CEO, is currently the only customer service representative that provides product recommendations to customers online.

Industry Overview, page 14

10.   We note your disclosure that the global health and wellness market reached approximately $3.78 trillion in 2023, which is projected to grow at a CAGR of 4.1% and potentially reach $5.45 trillion by 2032. You also disclose that the global dietary supplements market is valued at $191.1 billion in 2020 and is projected to reach $307.8 billion by 2028, and that the global nutraceutical market may reach up to $599 billion by 2030. However, we note your products are primarily focused on supporting bone and joint health, with one topical product formulated to provide relief from hemorrhoids and varicose veins. Given your disclosure that you primarily operate in Hong Kong with plans to expand your operations in Southeast Asia, please revise to disclose the estimated market for the supplement and topical products for bone, joint, and muscle health, hemorrhoids and varicose veins in Southeast Asia.

Neutraceutical Supplements, page 14

11.   Please expand your disclosure to discuss the material differences between "nutraceutical" supplements and other types of supplements.

Business Model and Operations, page 15

12.   We note your disclosure that "[a]ll product quality control and testing is conducted by [y]our sole supplier." You also state that you source your products from a related party, Scientist Home Limited, which operates as the exclusive distributor for your

proprietary products. Please revise your disclosure throughout the registration statement to clearly state, if true, that your sole supplier, who also conducts your quality control and testing, is Scientist Home Limited. Please revise your risk factor to disclosure the risk of relying on a sole supplier. Additionally, to the extent that you are dependent on Scientist Home Limited or any other suppliers, please identify such suppliers, disclose the material terms of your agreements with such suppliers and distributors, and file these agreements as exhibits to your registration statement or explain to us why you believe you are not required to do so. See Items 101(h)(4)(v) and 601(b)(10) of Regulation S-K.

13. We note your disclosure that your sessions with customers "incorporate real case studies, discussing diagnoses and showcasing the transformative results achieved with [y]our product." Please revise your disclosure to clarify whether these studies and diagnoses were conducted and reviewed by licensed medical professionals.

Current Business Operations, page 15

14. We note your disclosure that you specialize in retail trading of health supplements and topical creams. You also state on page 15 that you intend to facilitate sales through a secure online platform "in addition to direct transactions at [y]our office location" in the future. Please expand your disclosure here and where appropriate to describe your retail trading, including your customer base and whether you are currently selling your products at your office location and online. In your revised disclosure, please also provide additional detail relating to your future online platform and how it would differ from your current online platform, if applicable. We refer to your disclosure on page 15 that Mr. Chan serves as the customer service representative via live chat on the online platform.

15. We refer to your statement that you offer "specialized formulations that blend the wisdom of traditional medicine and modern science with the power of natural ingredients." Please provide greater detail relating to your specialized formulations, the differences between traditional medicine and modern science, and the types of natural ingredients incorporated in your formulations.

16. We note your statements on page 15 that your Scientist Home vein cream and calcification cream provide "effective relief" and "effectively manages discomfort and pain," respectively. Determinations of safety and efficacy are within the sole authority of the FDA; please remove all references and/or implications of safety and efficacy or substantiate your claims.

17. Please revise to provide the basis for your claims that many of your products generally promote bone, joint and muscle health. For example, please explain in greater detail how your topical spermaceti cream support cell membranes and enhance synovial function and how the ingredients in your calcification cream alleviate discomfort and stiffness.

18. In light of the range of supplements and topical creams sold, please revise your disclosure, where appropriate, to provide a breakdown of your top products by revenue.

Our Strategies, page 15

19.   You state that your products comply with "microbiological guidelines for food" to ensure they are safe for consumption. Please specify which products comply with such guidelines and revise to expand your disclosure relating to these microbiological guidelines and the relevant regulatory authorities.

20.   We note your disclosure that you are committed to cultivating mutually beneficial relationships with your partners and envision your partners enjoying the advantages of larger orders as your business expands. Please revise to disclose your current partners, if any, and expand your disclosure to describe what types of parties you intend to seek as partners in the future.

Future Plans, page 16

21.   We note your disclosure relating to your plans to establish physical health centers in Hong Kong and Singapore, which will provide customers the opportunity to purchase products directly and experience free trials of your products. You also reference access to medical report analysis and consultations online. Please expand your disclosure here and in your prospectus summary to discuss your physical health centers in greater detail and clarify whether your physical health centers will provide medical examinations and consultations for your customers.

22.   We note your disclosure that your strategic vision includes "broadening your product line" and exploring new markets within the 12 months following this offering. Please expand your disclosure to discuss the types of products you intend to add to your product line and specify the jurisdictions in which you are planning to explore and the expected timeline. We refer to your disclosure on page 15 that you intend to operate in Singapore, Malaysia and Macau in the future. Please also revise your Use of Proceeds section to reflect your plans to broaden your product line within the 12 months following this offering accordingly.

Government Regulations, page 16

23.   Please revise to elaborate further on applicable government and industry regulations in the United States and Hong Kong as it relates to your products. By way of example only, we refer to your statement that your topical creams comply with FDA regulations concerning mercury compounds. Please identify the topical creams that include mercury compounds, where appropriate, and briefly discuss the FDA's regulations concerning mercury compounds in cosmetics.

Directors and Executive Officers and Corporate Governance, page 22

24.   We note that Mr. Chan is currently serving as Chief Executive Officer at Scientist Home Limited. Please revise to clarify whether he is serving full-time in that role, in addition to his role as Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director of the company. To the extent that he is splitting his time between such roles at each company, please update your risk factor disclosure to address his allocation of time between the companies and any conflicts of interest.

Financial Statements for the Period Ended September 30, 2024
Note 1. Organization and Business Background, page F-7

25.   We note that Scientist Home Future Health Limited (the registrant), was incorporated on July 3, 2024 and on September 26, 2024 acquired 100% of the equity interests of Scientist Home Future Health Holding Limited (Holdings) from your Chief Executive Officer, Mr. Chan Siu Hung (CEO). In addition, we further note that on September 26, 2024, Holdings acquired 100% of the equity interests of Scientist Home HK from your CEO. Based on the apparent common ownership of the registrant and these acquired entities, please expand your disclosures to clarify that these transactions have been accounted for as entities under common control and provide all the disclosures required by ASC 805-50-50. In addition, address the following comments:

- Expand your disclosures to clarify, if true, that the net assets acquired were recorded at historical costs and that these transactions have been shown as if they had occurred at the beginning of the period presented (July 3, 2024, in your case). Refer to ASC 805-50-45.

- To the extent that Holdings or Scientist Home HK had operations prior to their acquisition by the registrant, please provide you assessment as to whether these entities were the registrant's predecessors. Please note that the definition of "predecessor" in Regulation C, Rule 405 is very broad. For purposes of financial statements, designation of an acquired business as a predecessor is generally required where a registrant succeeds to substantially all of the business of another entity (or group of entities) and the registrant's own operations before the succession appear insignificant relative to the operations assumed.

- Financial information of a registrant's predecessor is required for all periods before the succession, with no lapse in audited periods or omission of other information required about the registrant. Financial statements for the registrant and its predecessor should collectively be 'as of' all dates and 'for' all periods required by S-X Article 8. Any interim period of the predecessor before its acquisition by the registrant should be audited when audited financial statements for the period after the acquisition are presented.

Note 3. Summary of Significant Accounting Policies
Revenue Recognition, page F-7

26.   You disclose on page 15 that you (i) source your products from a related party, specifically Scientist Home Limited, in which your CEO is the sole shareholder and director, and (ii) operate as the exclusive distributor for their proprietary products. With reference to the material terms of the exclusive distributor agreement, please tell us and expand your disclosures to address the following:

- Explain the pricing terms for the inventory acquired from Scientist Home Limited. Clarify whether you have any right of return of the inventory presented in your financial statements.

- Provide a principal versus agent assessment to address whether the Company controls the inventory before it is transferred to the end consumer. Specifically address how you determined, in light of the common ownership the Company and

Scientific Home Limited, you obtained control of the inventory. Refer to ASC 606-10-25-25 and ASC 606-10-55-37A. Please ensure your response also includes your analysis of the indicators in ASC 606-10-55-39.

27.   Expand your accounting policy to address the facts and circumstances that result in the recognition of deferred revenues.

Related Party Transactions, page F-9

28.   We note your disclosure that the Company purchases the trading goods and courier services from Related party B, amounting to $37,439 for the period ended September 30, 2024. In light of this disclosure, please explain why you have $12,950 due from Related party B. Address the nature of the transaction that gave rise to this payable and the appropriateness of including this transaction within the financing activities of your statement of cash flows. Also address whether you have an amount due to Related party B as of September 30, 2024 for the goods and services received during the period.

General

29.   Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021.

30.   Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

31.   Please clarify the meaning of scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example, please briefly explain what you mean by terms such as synovial function, calcification, proteinase, proteolytic enzymes, spermaceti, and hydrolysate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Julie Sherman at 202-551-3640 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Jane Park at 202-551-7439 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Mont E. Tanner